Filed Pursuant to Rule 424(b)(3)

File No. 333-237929

FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 1, DATED AUGUST 25, 2021

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2021

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 30, 2021, as supplemented, relating to the Fund’s offering of up to $200,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce the following:

•	an amendment to the Fund’s credit agreement; and
•	an increase in the Fund’s annualized distribution rate.

Amendment to the Fund’s Credit Agreement

On August 16, 2021, the Fund entered into amendment No. 2 to the credit agreement by and among the Fund, Eagle Point Credit Management LLC, and certain lending parties (the “Lenders”) (the “Amendment”). Under the Amendment, the Lenders agreed to increase total aggregate commitments to provide certain term loans and revolving loans to $37 million and $4.625 million, respectively. The Amendment is not expected to impact the fees and expenses that an investor in the Fund may incur.

Increase in Annualized Distribution Rate

On August 23, 2021, the Fund’s board of trustees declared monthly distributions of $0.221 per share to shareholders for the months of September 2021, October 2021 and November 2021. The distributions will be paid on September 10, 2021, October 12, 2021 and November 10, 2021 to shareholders of record on September 8, 2021, October 8, 2021 and November 8, 2021, respectively. Prior to September 2021, the Fund had been paying monthly distributions of $0.183 per share. On an annualized basis, the increased distribution rate would be $2.65 per share, an increase from $2.20 per share. While the Fund intends to maintain the increased distribution rate in future months, it intends to limit distributions to an amount that is fully covered by its net investment income and capital gains, if any, following payment of operating expense of the Fund. Therefore, there is no assurance that the Fund will be able to maintain its current distribution rate in future months.